ALTON VENTURES, INC.

November 08, 2004

Office Of Small Business Operations,
Securities & Exchange Commission,
Mail Stop 0408,
450 Fifth Street, Washington, D.C. 20549-0405

Attention: Mr. Todd K. Schiffman, Assistant Director

Dear Sirs:

Re:	Alton Ventures, Inc. Registration Statement on Form SB-2 Filed on November 08, 2004 File Number 333-118077

We have reviewed your comment letter dated October 29, 2004, have made revisions to the filing and have the following comments and responses. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing for your perusal. In addition, our letter provides either an explanation of our response or quotes the amended wording, as applicable. Please note that page references in the SB-2A1 filing refer to the formal filing (hard copy attached) – not to the black-line version.

Prospectus – page 2

1.
We erred in indicating that we had added wording to risk 3 to indicate we would “promptly” refund subscriptions if we failed to reach the minimum subscription. The wording was otherwise added as indicated in our previous correspondence.

Risk Factors

2.

In our previous submission, we incorrectly numbered the risks under “Risks of the Offering”. What was indicated as risk 5 should have been risk 4. Further, you are correct in stating that what we noted to be risk 4 is, in fact, risk 3. There should only be four risks in this section. We have rectified both errors in this submission. The correct order for the risks is as follows:

1. Because Alton’s existing shareholders are risking a small amount of capital, while you are risking up to $120,000, if our business fails you will absorb most of our loss.

2. Because there is no public trading market for our common stock, you may not be able to resell your stock. Even if a market does develop there is no guarantee that you will be able to sell your stock for the same amount you originally paid for it.

12880 Railway Avenue, Unit No. 35, Richmond, B.C. V7E 6G4
Toll Free: (888) 755-9766 Phone: (604) 644-5139 Fax: (604) 275-6301 e-mail: bdoutaz@istar.ca

Mr. Todd K. Schiffman Securities & Exchange Commission November 08, 2004	2.

3. After the offering, existing shareholders will still be able to elect all of our directors and control our operations. Investors may find that the decisions of our directors are inconsistent with the best interest of subscribers to this offering. The price paid by the current shareholders is significantly less than you will pay.

4. For purchasers of the offering there will be an immediate dilution from $0.10 per share to $0.0081 per share.

Dilution of the Price You Pay for Your Shares

3.	A typographical error occurred in the variance of a decimal place between the two sets of numbers. That error has been corrected. Both noted instances now read $0.009.

Conflicts of Interest

4.	We have filed the Code of Business Conduct and Ethics &Compliance Program with this submission as Exhibit 99.2.

Interests of Named Persons and Counsel

5.

We have deleted any reference to the previously named individuals from this section and have added a section immediately following entitled “Named Experts and Counsel” in order to distinguish between the “interests” and the names of such experts and counsel such that the two sections now read as follows:

Interest of Named Experts and Counsel

No named expert or counsel referred to in the prospectus has any interest in Alton. No expert or counsel was hired on a contingent basis, will receive a direct or indirect interest in Alton or was a promoter, underwriter, voting trustee, director, officer or employee of, or for, Alton. An “expert” is a person who is named as preparing or certifying all or part of our registration statement or a report or valuation for use in connection with the registration statement. “Counsel” is any counsel named in the prospectus as having given an opinion on the validity of the securities being registered or upon other legal matters concerning the registration or offering of the securities.

Named Experts and Counsel

Our financial statements for the period from inception to June 30, 2004, included in this prospectus have been audited by Cordovano & Honeck, P.C., 201 Steele Street, Suite 300, Denver, Colorado 80206, as set forth in their report included in this prospectus.

The Geological Report on the Maun Lake Property dated July 17, 2003 was authored by N. C. Carter, Ph.D., P. Eng., 1410 Wende Road, Victoria, B.C. V8P 3T5.

Mr. Todd K. Schiffman Securities & Exchange Commission November 08, 2004	3.

The legal opinion rendered by Jeffrey A. Nichols, Attorneys and Counsellors At Law, of 388 Market Street, Suite 500, San Francisco, California 94111 regarding the Common Stock of Alton Ventures, Inc. registered on Form SB-2 is as set forth in their opinion letter dated July 26, 2004 included in this prospectus.

Market Information

6.	We have deleted the language in question on page 46 at the end of section (a) and on page 25.

Certain Relationships and Related Transaction
Transactions with Officers and Directors

7.

As a preamble to this section we have inserted a reference to where the reader can obtain an analysis concerning the various exemptions quoted. That initial paragraph reads:

In the following discussion please refer to Recent Sales of Unregistered Securities on page 48 for further information on the applicability of and compliance with the provisions of the noted exemptions for shares which have been issued prior to the filing of this registration statement.

Engineering Comments
General

8.	We believe we are now in compliance with Industry Guide 7 based on changes made under comments 9 and 13.

Risk Factors

9.

We have removed the word “ore” from risk 3 and on page 39 under Geological Setting such that each paragraph now reads:

We have no known reserves. Even if we find gold mineralization we cannot guarantee that any gold mineralization will be of sufficient quantity so as to warrant recovery. Additionally, even if we find gold mineralization in sufficient quantity to warrant recovery, we cannot guarantee that it will be recoverable. Finally, even if any gold mineralization is recoverable, we cannot guarantee that this can be done at a profit. Failure to locate gold deposits in economically recoverable quantities will cause us to cease operations.

Business Description
Business Development

10.	A typographical error occurred which has now been corrected. All references to the property throughout the registration statement indicate the property covers 64 hectares

Mr. Todd K. Schiffman Securities & Exchange Commission November 08, 2004	4.

(160 acres) which is consistent with the report on the claims. The changed references are on page 36, the second and sixth paragraphs and the table of Mining Properties as well as the second paragraph from the bottom of the page.

2003 Geologic Program

11.	We have attached a small scale map showing the location and access to the property following page 36.

12.	We have deleted the sentence “The Phelps trench was not examined” on page 39, from each of the first and second paragraphs.

13.

We have deleted the reference to the character sample from page 40 and have combined the previous and the following into one paragraph. The beginning of the paragraph, with the table of sample results also having been deleted, now reads:

The Wet Vein Extension area, 25 metres east of the western claim boundary features massive sulphide mineralization over a width of 8 metres and a length of 10 metres. The style of mineralization is similar to that seen in the Wet Vein trench 275 metres east.

Our Proposed Exploration Program – Plan of Operation

14.
We have been unable to locate the reference to which you note “the last paragraph on page 40 uses the word ‘development’”. Further, we have searched the document and find the phrase “development and production” occurs only in Risk 5 where we reference the fact that in order to get to the point of development and production, we will require a significant amount of funding over and above the current proposals. We have also searched for the use of the word development in contexts that could be construed to be in contravention of Industry Guide 7 and have found none.

We trust that you will find this to be in order and ask that should there be any questions, you call the undersigned at your convenience.

Yours truly,
ALTON VENTURES, INC.

         /s/ “Brian C. Doutaz”

Brian C. Doutaz
President